INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

To the shareholders and Board of Directors.

Nine Alliance Science & Technology Group

We consent to the inclusion in this Amendment No.1 to Form 10-12g of Nine Alliance Science & Technology Group., of our report dated May 27, 2021, which includes an explanatory paragraph as to the ability of Nine Alliance Science & Technology Group to continue as a going concern, with respect to our audit of the financial statements of Nine Alliance Science & Technology Group as of September 30, 2020 & 2019, which report appears in this general form for registration of securities.

/s/ Zia Masood Kiani & Co.

Zia Masood Kiani & Co.

(Chartered Accountants)

Islamabad, Pakistan

Date: September 01, 2021